Issuer Free Writing Prospectus dated April 1, 2025

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Registration No. 333-286297

Endeavour Silver Increases Previously Announced Bought Deal Financing to US$45 Million

The Base Shelf Prospectus is accessible, and the Prospectus Supplement will be accessible within two business days, through SEDAR+

All dollar amounts are stated in United States (U.S.) Dollars unless otherwise noted.

Vancouver, Canada – April 1, 2025 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce that due to significant demand, it has decided to upsize its previously announced bought deal of common shares. The Company has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets (“BMO”), pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 11,600,000 Shares, at a price of US$3.88 per Share for aggregate gross proceeds of approximately US$45 million (the “Offering”). The Company has granted the Underwriters an option, exercisable in whole or in part at any time up to 30 days following the closing of the Offering, to purchase up to an additional US$5 million issued pursuant to the Offering to cover over-allotments, if any (the “Over-Allotment Option”).

The net proceeds of the Offering will be used to fund a portion of the cash component of the previously announced acquisition of all of the outstanding shares of Compañia Minera Kolpa S.A. (“Minera Kolpa”), and its main asset, the Huachocolpa Uno Mine (“Kolpa”), from its shareholders, which are affiliates of Arias Resource Capital Management and Grupo Raffo (collectively, the “Shareholders”), in exchange for total consideration of $145 million. In the event the Transaction is not completed for any reason, the Company will have discretion with respect to the use of net proceeds from the Offering.

The Shares will be offered in all provinces of Canada (except Quebec) pursuant to a short form base shelf prospectus (the “Base Shelf Prospectus”) as accompanied by a prospectus supplement (the “Prospectus Supplement”) and will be offered in the United States pursuant to a prospectus supplement to a base shelf prospectus forming part of the Company’s registration statement on Form F-10 (together with any amendments thereto, the “Registration Statement”) registering the Shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada.

The Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. However, there will not be any sale of Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of such province, state or jurisdiction.

The Base Shelf Prospectus is, and the Prospectus Supplement will be (within two business days from the date hereof) accessible on Endeavour’s issuer profile on SEDAR+ at www.sedarplus.ca and a copy of the Registration Statement and the Prospectus Supplement can be, once filed, found on EDGAR at www.sec.gov. A preliminary prospectus supplement has been filed to the Registration Statement with the United States Securities and Exchange Commission (“SEC”), accessible through EDGAR at www.sec.gov. This press release does not provide full disclosure of all material facts relating to the securities offered. Prospective investors should read the preliminary prospectus supplement and the other documents that the Company has filed with the SEC for more complete information about the issuer and the offering, especially risk factors relating to the securities offered. The Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented by the prospectus supplement) if requested. Copies of the Base Shelf Prospectus, Registration Statement and prospectus supplements relating to the Offering, when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. by mail at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, ON, L6S 6H2, by telephone at 905-791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca and in the United States from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by email at bmoprospectus@bmo.com by providing BMO Nesbitt Burns Inc. or BMO Capital Markets Corp. with an email address or mailing address, as applicable. Before investing, prospective investors should read the Base Shelf Prospectus, the prospectus supplements, when available, the Registration Statement and the documents incorporated by reference therein.

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Technical Information

As part of the Company’s evaluation of the Kolpa mine, Endeavour has filed the Current Technical Report. The Current Technical Report includes the Historical Estimate, which is a historical mineral resource estimate as defined by NI 43-101. A qualified person has not completed sufficient work to classify the Historical Estimate as current mineral resources or mineral reserves. The Company is not treating the Historical Estimate as a current resource, and it should not be relied upon as such. There are numerous uncertainties inherent in the Historical Estimate, which is subject to all of the assumptions, parameters, and methods used to prepare such Historical Estimate.

Additional work, including but not limited to verification drilling, sampling, and a new resource estimate in accordance with NI 43-101 guidelines, will be required to classify the mineral resource in the Historical Estimate as current. Investors are cautioned not to place undue reliance on the Historical Estimate.

The Historical Estimate was conducted using MineSight and Leapfrog Geo. 3D vein models were built based on geological, assay, and structural data. Composite sample lengths were determined statistically, and outliers were corrected using Cumulative Probability Plot analysis.

Rotated block models (1x3x3m) were used for most veins, while a 1x1x1m unrotated model was applied to Yen Open Cast. Grades for Ag, Cu, Pb, and Zn were estimated using Ordinary Kriging, with validation through Inverse Distance Weighting and Nearest Neighbor methods. High-grade assays were capped to limit outlier influence.

Density values were assigned using interpolation or averaged from available data (2.90–3.00 g/cm³). The Historical Estimate included both mineralized and waste material, classified by mining method, with NSR cut-offs of $34.20/t for underground and $23.30/t for open-pit mining. Price assumptions were based on metals markets, and recoveries were derived from historical data.

Resource classification followed CIM 2014 standards. Measured, Indicated, and Inferred categories were based on drilling patterns, channel sampling, and search distances. Bienaventurada and Escondida relied on drill data, while Chonta, Escopeta, and Rublo were primarily classified using development and channel sampling.

The Current Technical Report can be found under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Qualified Person

Certain technical information contained in this presentation was approved by, or based upon information prepared by, Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo., and Henri Gouin, P.Eng. of SGS Geological Services, Dale Mah, P.Geo., and Donald Gray, SME-RM of Endeavour, each a qualified person under NI 43-101. See the Current Technical Report available on SEDAR+ under Endeavour’s profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Dale Mah, P.Geo., Vice President Corporate Development of Endeavour, a qualified person under NI 43-101, has reviewed and approved the remaining scientific and technical information contained in this news release.

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

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Contact Information

Allison Pettit

Director, Investor Relations

Email: apettit@edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the Transaction, including the terms of the Transaction, the expected closing date, the Company’s receipt of required regulatory approvals, the satisfaction of closing conditions, potential synergies and risks, integration of the Kolpa mine, and the expected benefits to the Company; the Company’s receipt of the Deposit; future payments under the Copper Stream; satisfaction of closing conditions of the Copper Stream; the Offering, the Company’s use of proceeds, the Company’s receipt of all required regulatory approvals, and the timing of closing; the Company’s forecasted production, operations, costs and expenditures; production capacity and annual production of Kolpa mine, and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such forward-looking statements. Such factors include but are not limited to the timing of, and ability to obtain, regulatory approvals; changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics ability to continue to comply with the terms of the project debt facility;; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; timing and content of work programs; results of exploration activities and development of mineral properties; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form and the Prospectus Supplement filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the forecasted capacity and production estimates for the Kolpa mine, and the reliability of mineral resource estimates. The continuation of exploration and mining operations, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecast mine economics, mining operations will function and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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